[Third Point Letterhead]



April 17, 2007


Mr. Mark McDade, CEO
L. Patrick Gage, Chairman
John S. Saxe
Laurence Jay Korn
Karen A. Dawes
Bradford S. Goodwin
George M. Gould
Samuel Broder

PDL BioPharma Inc.
34801 Campus Drive
Fremont, CA  94555

Dear Board of Directors:

We are in receipt of the cursory letter dated April 11th sent in response to our detailed letter of the same day. We are very disappointed with both that letter and the subsequent private letter that we received from PDL BioPharma's ("PDLI" or the "Company") Chairman, L. Patrick Gage, the following day - in which he offered us the opportunity to "meet and greet" the Board. Both letters unthinkingly endorse the status quo and turn a blind eye to concerns that we and other shareholders have raised repeatedly: the Company's failure to meet revenue and earnings expectations, and product development timelines, as well as PDLI's excessive R&D and SG&A spending. Under these circumstances, and in light of Mr. McDade's significant professional disappointments at PDLI and at previous employers, we have grave concern about Mr. McDade's management skills and suitability to serve as CEO. We ask that in the best interest of the Company and its shareholders he step down with immediate effect.

We believe that if the Board were to focus on Mr. McDade's current performance as well as past missteps which portend no better result here, they would agree with our well-founded concerns: It is time for new leadership at PDLI, either in the form of new, more-capable management or through a restructuring or sale of the Company. We discussed in our previous letters Mr. McDade's unnecessary spending on the Company's corporate headquarters as well as wasteful R&D and SG&A spending. What we have learned since then confirms our view that Mr. McDade is simply not sufficiently competent to lead PDLI. A former management-level employee wrote the following, which reflects the results of our Investigation:

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     "McDade's past imperious behavior and business failures as a key manager and CEO in both pharma and biotechnology (are) well known, and his abrasive personality resonates throughout the industry... For PDLI to move forward and become a successful company McDade (has) to go ...I applaud your efforts to fire McDade and resurrect the outstanding potential of this Company. I look forward to your success in reconfiguring both the Board and focus of PDL."


Mr. McDade's past experiences at both Signature BioScience and Corixa Corporation demonstrate that his apparent fixation on the long-term can have dangerous consequences. Signature folded in early 2003 (just after Mr. McDade had jumped ship). The Signature saga is especially cautionary because Signature followed a similar path to that which PDLI is pursuing, falling victim to excessive spending (remarkably, just as at PDLI, Mr. McDade signed an expensive lease in 2001 - the second largest lease in San Francisco that year - to move Signature to larger and nicer quarters - right before the Company folded), poor acquisitions and poor execution. Similarly, Corixa shareholders who were unfortunate to have believed in the promise of a "long-term strategy" - like that pursued by PDLI - were taken out in 2005 at a little over $4 per share - near all-time lows, and down almost 95% from its highs.

Given this history, it is difficult to understand why Mr. McDade was hired at all by PDLI, and more confounding still that the Board is allowing him to commit the same mistakes here and pursue the same failed strategy. As we have repeatedly warned, it is typical for underperforming managements to hide behind "the long-term," because if the timeframe is undefined, then it is impossible to fail. We have no doubt that PDLI is already so far off track that, were the Company left to its own devices, Vision 2010 would soon become Vision 2015. Regardless, we believe that five years falls well within the definition of "long-term," and during Mr. McDade's tenure of that duration as CEO he has yet again presided over or pursued poor strategic decisions, displayed ineffective execution and engaged in massive overspending.

We also ask that you strongly consider the views of other shareholders as well as the opinions of respected sell side analysts such as those from Prudential and Merrill Lynch who have supported our views that PDLI needs to significantly rationalize its spending and that Mr. McDade lacks the necessary qualification for leadership of PDLI. We would also advise the Board to interview PDLI employees and ex-employees at all levels, who have called or written to voice support for the positions we have articulated. (In fact, this additional information supports the view that PDLI is far more poorly managed than we had previously believed - and that the headquarters move to Redwood City will be more disruptive to the workforce than we had imagined.)

Accordingly, we request that Mr. McDade resign and that Company founder and board member Laurence Korn be immediately installed as acting chief executive officer and chairman.

We also reiterate our request for Board seats. In this regard, we were disappointed to learn that Mr. McDade summarily dismissed all of our Board nominees as "unqualified" without contacting a single one of the references we provided for each. If Mr. McDade had made those inquiries as we requested, and had learned first-hand of the valuable work that we and our nominees have done -- at Ligand Pharmaceuticals and Nabi Biopharmaceuticals on behalf of all shareholders of those companies -- we believe that he and the other Board members would have come to a different conclusion, which would benefit all shareholders.

It is clear that the current Board must be augmented. While the current Board has presided over the company, the stock has underperformed relative to its peers, partners, and the broad market indices in general; during the same period, it is hardly surprising that Board members have collectively owned only a small outright position in PDLI stock (and have, in aggregate, been substantial net sellers of the stock, especially Mr. McDade, with no outright purchases of the stock by insiders for almost two years).

The current Board cannot simply ignore the desires of the Company's shareholders for significant change. The events that transpired at MedImmune last Thursday are instructive here. MedImmune's Board engaged Goldman Sachs to explore a sale of the Company, among other strategic alternatives, "because of interest from drugmakers and pressure from shareholders. The combination of buyout interest and unhappy shareholders all forced the board to pursue this action." We believe you are in the same position. As noted in our previous letter, we are concerned that Mr. McDade has received an inquiry from a potential buyer of the Company, which may not have been fully considered and explored by the Board Additionally, many shareholders have communicated their disappointment with the share price, which has rallied only since our involvement, as investors have begun to expect that change is on the way. We hope that you will take careful note of the fact that the MedImmune Board is honoring its fiduciary and legal duties by not locking into a single, risky strategy, but is instead exploring all possibilities to determine what is best for shareholders. The PDLI Board should act in a similar fashion, in accordance with its fiduciary duties to shareholders.

Although we are very concerned that your continued offer to meet with us in person may be a "red-herring" designed to continue to buy time, we nonetheless will meet with the entire Board within the next two weeks, but without Mr. McDade. To reiterate, we have had an ongoing dialogue with PDLI management for a year to voice our concerns, as well as having conducted a recent series of calls with Mr. McDade on these issues and the time for the Board to act is now; we will resist any efforts to unnecessarily delay implementing the requested governance and management changes.

Our willingness to meet should not however be construed as a license for the Board to drag its feet in responding to shareholder demands . Nor will we be dissuaded by further bromides such as the following statement that was included in your responses to us last week:

     "As a publicly traded biotechnology company our key aim is to maximize long-term value for all of our stockholders .... We believe the
     Company's current strategy will deliver significant stockholder value both in the near-term and the long-term."


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Unfortunately, this is the same hollow promise that we would likely have heard from you 4 1/2 years ago - and the stock (prior to our investment) has been flat since then.

Notwithstanding Mr. Gage's support for Mr. McDade, we remain hopeful that the Board is composed of individuals who understand their fiduciary duty and are able to exercise due care in making decisions on shareholders' behalf. In particular, we appreciate a conversation we had with Dr. Broder, and were impressed by his intelligence and admirable career in science and public service. Similarly, we believe that Company founder Laurence Korn must regret the decision to have entrusted his life's work to the hands of Mr. McDade and that he would welcome the opportunity to assume the role of CEO.

In sum, we ask the Board to look past personal loyalty to Mr. McDade and think objectively about his performance and about the Board's duty to shareholders. We are confident that you will come to the conclusion that Mr. McDade must go and that an investment bank should be engaged to explore strategic alternatives expeditiously.


Sincerely,

/s/ Daniel S. Loeb

Third Point LLC